September 18, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Elventix Technology Corp.

Registration Statement on Form S-1 Filed July 31, 2025

File No. 333-289122

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated August 26, 2025 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tallis Mateus Da Silva, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-289122) that was initially submitted to the Commission on 31th of July (the “Registration Statement”). The Company is submitting Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Form S-1 filed July 31, 2025

Registration Statement on Form S-1

Cover Page

1. Please disclose prominently on the cover page and in the prospectus summary that Tallis Mateus Da Silva, your sole officer and shareholder, currently owns 100% of your common shares, will continue to own a majority of your shares after the offering and will have effective control over the company. Include a cross-reference to the related risk factor disclosure.

RESPONSE: The Staff’s comment refers to Tallis Mateus Da Silva as our “sole officer and shareholder.” For the avoidance of doubt, Mr. Da Silva is our sole stockholder and currently owns 100% of our outstanding common shares; however, he is not our sole officer. The Company has one other director, Jose Alejandro Bejarano Velasquez, who does not hold any common shares and is not an officer.

We have revised the disclosure on the cover page and in the Prospectus Summary to state that Mr. Da Silva currently owns 100% of our outstanding common shares, will continue to own a majority of our outstanding shares after this offering and will have effective control over the Company. We have also updated the Risk Factors section to clarify the foregoing and included cross-references from the cover page and Prospectus Summary to the revised Risk Factors disclosure.

The Offering, page 8

2. Please revise the “Securities Offered” line item to indicate that 4,000,000 shares of common stock are being offered, as disclosed elsewhere throughout the filing.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the “Securities Offered” line item on page 9 of the prospectus to indicate that 4,000,000 shares of common stock are being offered, consistent with the disclosure elsewhere in the filing.

Risk Factors, page 10

3. We note that you are an emerging growth company and a smaller company. Please include disclosure to clarify that you are a smaller reporting company and provide a risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

RESPONSE: We respectfully acknowledge the Staff’s comment. We have added disclosure clarifying that we are a smaller reporting company and have included a new risk factor describing that, even if we cease to qualify as an emerging growth company, we may continue to be subject to reduced reporting requirements as long as we remain a smaller reporting company.

Because our officer will only be devoting limited time to our operations..., page 15

4. You indicate that Mr. Da Silva will devote limited time to your operations, but then state that he will be devoting approximately 40 hours per week to your operations. Please clarify why you consider 40 hours per week to be insufficient time that may lead to the risks discussed.

RESPONSE: We respectfully acknowledge the Staff’s comment. While Mr. Da Silva is expected to devote approximately 40 hours per week to our operations, we consider this limited in light of his overall responsibilities, and his availability may constrain his ability to address all operational matters in a timely manner, which could give rise to the risks described in the prospectus.

Tallis Mateus Da Silva, our principal stockholder, beneficially owns more than 50% of our outstanding shares..., page 16

5. Please revise this risk factor to focus on the ability of Mr. Da Silva to control corporate decisions, transactions and corporate governance through his ownership and voting control and his potential conflicts of interest with other shareholders. Your disclosure regarding the company being a "controlled company" does not appear to apply to the company since the exemptions discussed apply only to companies listed on an exchange such as Nasdaq.

RESPONSE: The disclosure on page 17 under “Risk Factors” has been revised to remove references to the company being a “controlled company” and to focus instead on Mr. Da Silva’s ability to control corporate decisions, transactions, and governance matters through his ownership and voting control, as well as his potential conflicts of interest with other shareholders.

Our President, Director and Treasurer is a non-U.S. resident..., page 17

6. Please disclose where Mr. Da Silva is a resident and where the company's assets are located.

RESPONSE: We respectfully acknowledge the Staff’s comment. We have updated the disclosure on page 17 of the prospectus to specify that Mr. Da Silva is a resident of Spain. The Company’s material assets consist of its proprietary mobile application and related intellectual property, which are intangible and not tied to a physical location. The Company conducts its business operations primarily through arrangements with external contractors.

We intend to become subject to the reporting requirements of the Securities Exchange Act of 1934..., page 20

7. The purpose of this risk factor is not clear since you are subject to the same audit and other requirements as a reporting company under Section 15(d). Please revise or advise.

RESPONSE: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in the Risk Factors section to clarify that, upon completion of this offering, we will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934. The revised disclosure focuses on the potential impact on management time and resources required to comply with these reporting obligations, and clarifies that, as an emerging growth company, we intend to take advantage of certain exemptions until we are no longer an emerging growth company.

Dilution, page 22

8. Please revise your historical and pro forma net tangible book value (deficit) and related net tangible book value per share calculations to exclude your intangible assets. In addition, ensure the net tangible book value per share line items reflect per share amounts and not the net tangible book value amounts as you currently disclose, and revise the remaining line items to appropriately reflect the resulting change in net tangible book value per share after the offering and dilution per share.

RESPONSE: The Company has revised its disclosures to exclude intangible assets from the historical and pro forma net tangible book value (deficit) and related per share calculations, corrected the presentation so that net tangible book value per share line items reflect per share amounts rather than total amounts, and updated the related line items to appropriately reflect the resulting change in net tangible book value per share after the offering and the related dilution per share.

Plan of Operation, page 24

9. Please expand the discussion of your plan of operations in the twelve months following completion of the offering to indicate the extent to which each level and use of proceeds will achieve the services and key features and functionalities described in the description of your business.

RESPONSE: We respectfully acknowledge the Staff’s comment. We have expanded the disclosure in the Plan of Operations section to clarify how the use of proceeds at each level of shares sold is intended to support the development and expansion of our platform’s core functionalities. Each category of expenditure — including application enhancements, AI integration, strategic partnerships, and marketing efforts — is directly tied to the services and key features described in the business overview. The detailed descriptions at each level of shares sold indicate the specific outcomes and platform functionalities that will be developed as a result of these investments.

Liquidity and Capital Resources, page 26

  Please revise here to include a discussion of the promissory note payable issued in exchange for the Smarterest app, including its material terms and how you intend to fund the repayment of such note. In this regard, clarify whether you intend to use any proceeds from this offering to repay such note or the funds available from the $200,000 loan with your CEO and Director.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the “Liquidity and Capital Resources” section of the Prospectus to provide additional disclosure regarding the promissory note issued in connection with the Smarterest app and our planned funding sources.

Specifically, we added a description of the promissory note, including its material terms: the note is intended for working capital purposes, is unsecured, interest-free, and has no fixed repayment terms other than its stated maturity date of May 4, 2030. We clarified that the Company does not intend to use proceeds from this offering to repay the promissory note. Instead, repayment is expected to be funded from the existing $300,000 facility with our CEO and Director, as amended to cover the note.

  You disclose that you require a minimum of $24,000 to conduct your proposed operations and pay all expenses for a minimum of one year. Please disclose the level of your proposed operations you could achieve after paying expenses.

RESPONSE: We added disclosure regarding the level of operations the Company can achieve after paying projected expenses. After paying expenses for a minimum 12-month period, including operational costs and SEC reporting obligations, the Company expects to be able to continue operations in accordance with its business plan. We further disclosed that if the Company raises less than the minimum required funding, certain operations may need to be scaled back or deferred.

Description of Business, page 27

  Please describe the functionality of the Smarterest app when you purchased it and whether it was ever commercially available. Discuss the extent to which it was designed for the features and functionalities the company plans to implement.

RESPONSE: We have revised the disclosure on page 31 under the section Development Status to describe the core functionality of the Smarterest app at the time of acquisition, including its compatibility with Android and iOS, user interface, customizable news feeds, offline reading, real-time updates, and security features. We further clarified that the app had never been commercially available prior to the Company’s acquisition and included disclosure of our planned future enhancements.

  We note your disclosure about users, your “customer base”, and your “target market” throughout the registration statement. We also note your disclosure that the company has no customers. Please expand your disclosure to discuss your target market and how you intend to grow such market and attract customers and users.

RESPONSE: We have revised the disclosure on page 32 under Development Status to include a discussion of our target market, which consists of general news readers, tech-savvy individuals, professionals, and mobile users. We also describe our plans to attract and grow this market through product enhancements, marketing initiatives, content partnerships, and future development of subscription-based services and third-party API integration.

  You indicate you intend to use artificial intelligence and machine learning in connection with your mobile application. Please specify whether you intend to use proprietary or third-party open-source algorithms. Include risk factor disclosure related to your intended use of artificial intelligence.

RESPONSE: We have revised the disclosure on page 32 under Development Status to specify that the Company intends to develop and train proprietary AI and machine learning models for use in the Smarterest application. In addition, we have added a new risk factor on page 14 addressing risks associated with AI, including potential errors, bias, rapid technological changes, and data privacy considerations.

Future Plans, page 33

15. Please expand your disclosure to discuss the resources required to complete each step of your strategic business plans, as well as the challenges you anticipate in implementing your business plan.

RESPONSE: We have revised and expanded the disclosure in the “Future Plans” section to address the resources required and anticipated challenges for the execution of our strategic business plans. Specifically, we have added details under the 1-year, 3-year, 5-year, and 10-year plans regarding:

-	Allocation of resources, including personnel, technology, software development, marketing campaigns, content partnerships, analytics tools, and infrastructure.
-	Anticipated challenges such as competition, user retention, regulatory compliance, technological disruptions, cultural and language adaptation, and economic or market constraints.

These revisions provide additional clarity regarding the steps, resources, and potential challenges associated with implementing Elventix Technology Corporation’s business plans.

Offices, page 35

16. The address you disclose as your business address appears to be a virtual office that provides mail forwarding services. Please clarify your disclosure and indicate where you conduct your business operations.

RESPONSE: We acknowledge the Staff’s comment. We have revised the disclosure of the Registration Statement to clarify that the business address listed represents a virtual office used for mail forwarding. At this time, the Company does not maintain a physical office location and conducts its business operations primarily through remote arrangements with external contractors.

Directors, Executive Officers, Promoter and Control Persons, page 36

17. Please revise the biography of Mr. Da Silva so that it clearly covers his business experience for the last five years. For example, it is not clear how long he worked at Xplora Digital SL before becoming Elventix Technology's officer and director in March 2025 or whether he still works there or has any other current occupation.

RESPONSE: In response to the Staff’s comment, we have revised the biography of Mr. Tallis Mateus Da Silva to clearly cover his business experience for the past five years and to clarify his current occupation.

Description of Securities, page 40

18. Please expand the disclosure of your common stock to discuss voting rights, dividend rights, terms of conversion, any sinking fund or redemption provisions, liquidation rights, and preemption rights. Refer to Item 202 of Regulation S-K.

RESPONSE: We have revised the “Description of Securities” section to expand the disclosure of our common stock in accordance with Item 202 of Regulation S-K. The revised disclosure now includes the rights of common stockholders with respect to voting, dividends, liquidation, conversion and redemption, and preemptive rights. Additionally, we clarified that no preferred stock, warrants, options, or other convertible or redeemable securities are currently outstanding.

Where You Can Find More Information, page 47

19. Please disclose what reports you will file with the Commission upon effectiveness of the current registration statement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 49 under the section “Where You Can Find More Information”. The revised disclosure now states that, once the Registration Statement is effective, management intends to file a Form 8-A to register the Company’s class of common stock under Section 12 of the Exchange Act and thereafter file reports pursuant to Section 13(a) of the Exchange Act, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. The revised disclosure also includes a discussion of Rule 12h-3 of the Exchange Act and the potential suspension of reporting obligations thereunder.

Other Expenses of Issuance and Distribution, page 59

20. You state throughout the filing that the estimated cost of this registration statement is $12,000, however, your table of estimated costs reflects expenses of $6,020. Please reconcile this apparent inconsistency. In addition, you state on page 10 that the estimated cost of this registration statement will be paid from offering proceeds, while on page 17, you state you will utilize funds from your CEO and directors to pay such expenses. Please revise. To the extent such expenses will be paid out of the proceeds of this offering, ensure your disclosures throughout reflect proceeds, net of such expenses.

RESPONSE: The estimated total cost of this registration statement is $12,000, which reflects projected expenses over the next 12 months. Of this amount, $6,020 had been incurred as of the date of filling this report and is reflected in the table of estimated costs.

Regarding the source of payment, while the disclosure notes that the Company may use proceeds from this offering to cover certain expenses, the majority of such costs have been and are expected to be funded from existing funds provided by our CEO and directors

Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-6

21. Please revise to include a footnote disclosing the terms of the promissory note issued to Smarterest Incorporated in exchange for the Smarterest mobile app.

RESPONSE: The Company has included a footnote disclosing the terms of the promissory note.

Note 5. Related Party Transactions, page F-6

22. You state no shareholders or directors have made a written commitment for continued support, and any advances were considered temporary and not supported by a promissory note. Please reconcile this statement with your disclosures elsewhere, including the loan agreement filed as Exhibit 10.1, whereby Mr. Da Silva has agreed to provide up to $200,000 of financial support over the next five years, as needed. Revise as necessary.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures to reconcile the prior statement regarding the absence of written commitments with the loan agreement filed as Exhibit 10.1. In addition, the CEO and director has signed an amendment to the loan agreement increasing the commitment to $300,000 in order to cover the repayment of the promissory note. The loan is intended for working capital purposes, is unsecured, interest-free, and has no fixed repayment terms other than the stated maturity date of May 4, 2030.

Thank you.

Elventix Technology Corp.
By:	/s/	Tallis Mateus Da Silva
	Name:	Tallis Mateus Da Silva
	Title:	President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)